SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayers’ ID (CNPJ) 76.483.817/0001 -20
PUBLICLY-HELD COMPANY
 CVM Register 1431 - 1

SUMMARY OF THE MINUTES OF THE 116TH
BOARD OF DIRECTORS’ MEETING

1. VENUE: Rua Coronel Dulcídio, 800, Curitiba - PR. 2. DATE AND TIME: March 23, 2006 – 02.00 pm. 3. PRESIDING: João Bonifácio Cabral Júnior - Chairman; Rubens Ghilardi – Secretary 4. AGENDA AND RESOLUTIONS:

I. The resignation of Mr. Sérgio Botto de Lacerda from his position as member of the Company’s Board of Directors was announced and a poll was held to indicate an employee to be elected to replace him by the Annual Shareholders’ Meeting. Mr. Nildo Rossato was indicated;

II. The Management Report, Balance Sheet and other Financial Statements, the Executive Board’s proposal for the allocation 2006 net income, including the payment of Interest on Equity – replacing part of the dividends – and the Profit Sharing Program, all related to the fiscal year ended 2006, were approved by unanimous vote. These documents will be subsequently submitted to the Annual Shareholders’ Meeting called for April 27, 2007;

III. The Audit Committee Annual Report was received and analyzed;

IV. Provisions for the generation of a positive calculation basis sufficient to realize fiscal credits, pursuant to CVM Instruction 371/2002 were approved by unanimous vote;

V. The Executive Board’s proposal to (i) increase the Company’s capital stock via the incorporation of profit reserves constituted in 2004 (balance) and 2005 (part), and (ii) amend article 4 of the Company’s bylaws according to the prerogative foreseen in paragraph 1 of article 7 of the same document due to the conversion of PNA shares into PNB shares and its subsequent sumbission to the Annual Shareholders’ Meeting were approved by unanimous vote;

VI. The acquisition of Wobben Windpower Ind. e Com. Ltda.’s quotas in Centrais Eólicas do Paraná Ltda., for the amount of its holding in the latter’s capital stock, conditioned to the approval of the PPA – Power Purchase Agreement by ANEEL and the other necessary operations so that Centrais Eólicas’ assets are eventually incorporated by Copel Geração S.A were approved by uninanimous vote;

VII. The indication of Mr. Aldair Tarcísio Rizzi as Executive Officer of LACTEC – Institute of Technology for Development, following Mr. Aldino Beal’s resignation, was approved by unanimous vote;

VIII. The indication of Mr. Rogério Piccoli as Executive Officer of Escoelectric Ltda. following the expiration of Mr. Marcus Vinícius Manfrin de Oliveira’s term of office was approved by unanimous vote and he will now hold this position in addition to maintaining his current position as Deputy Officer;

IX. The indication of Executive Officers and Deputy Officers of the Company’s wholly-owned subsidiaries for the three-year period from 2007 to 2010 was approved by unanimous vote;

X. The indication of Mr. Flávio Chiesa as Technical Officer of UEG Araucária Ltda following Mr. Ricardo Goldani Dosso’s resignation was approved by unanimous vote;

XI. The Executive Board rendered explained the Company’s new Mission and Vision; and

XII. The analysis of the dismissal of an employee by the Audit Commitee was considered completed in view of court decision issued deeming the dismissal legal.

5. ATTENDANCE: JOÃO BONIFÁCIO CABRAL JÚNIOR - Chairman; RUBENS GHILARDI – Secretary; ACIR PEPES MEZZADRI; LAURITA COSTA ROSA; ROGÉRIO DE PAULA QUADROS; LUIZ ANTONIO RODRIGUES ELIAS; NELSON FONTES SIFFERT FILHO; NATALINO DAS NEVES.

The full text of the Minutes of the 116th Copel’s Board of Directors Ordinary Meeting was drawn up in the Company’s Book #6, filed with the Paraná State Commercial Registry under no. 05/095391-5, on August 8, 2005.

RUBENS GHILARDI
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2007

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.